UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Aurora Platinum Exploration Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
G0630P 10 5
(CUSIP Number of Class of Securities)
William Schara
141 Adelaide Street West
Suite 420
Toronto, Ontario M5H 3L5
(416) 363-8238
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)
June 10, 2008
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.	G0630P 10 5

1	NAME OF REPORTING PERSON Nevoro Inc. S.S. or I.R.S. Identification No. of Above Person N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		19,981,477

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,981,477

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,981,477

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	G0630P 10 5

1	NAME OF REPORTING PERSON Nevoro Platinum Inc. S.S. or I.R.S. Identification No. of Above Person N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Columbia, Canada

	7	SOLE VOTING POWER

NUMBER OF		19,981,477

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,981,477

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,981,477

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON

	CO

Item 1. Security and Issuer
     This statement constitutes Amendment No. 1 to Schedule 13D relating to the common shares (the “Common Shares”) of Aurora Platinum Exploration Inc. (formerly Aurora Metals (BVI) Limited) (the “Company”), a corporation continued under the laws of the province of British Columbia, Canada and amends the Schedule 13D relating to the Common Shares filed on April 18, 2007 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”). The Company’s principal executive offices are located at 141 Adelaide Street West, Suite 420, Toronto, Ontario, Canada M5H 3L5.
     Capitalized terms used but not identified herein shall have the meaning set forth in the Original 13D.
Item 5. Interest in Securities of the Issuer
(a)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. On June 10, 2008, Nevoro, Nevoro Platinum Inc. (“Nevoro Platinum”) and the Company completed the Arrangement. Pursuant to the Arrangement, the Company and Nevoro Platinum merged and continued as one corporation. Effective as of 12:01 a.m. (Vancouver time) on June 10, 2008, Nevoro became the beneficial owner of 19,981,477 Common Shares, representing 100% of the outstanding Common Shares of the Company.

(b)	Nevoro, as beneficial owner of 100% of the outstanding Common Shares of the Company, has the sole power to vote or dispose of such Common Shares.

(c)	To the best of the knowledge of the Reporting Persons, within the last 60 days there have been no reportable transactions, other than those mentioned in paragraph (a) of this Item 5, related to the Common Shares by the persons named in Item 2.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this herein is true, complete and correct.
Dated: June 10, 2008

NEVORO INC.

By:	/s/ Talya Ziv-Av

Name:	Talya Ziv-Av
Title:	Vice President Legal Affairs and Corporate Secretary

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this herein is true, complete and correct.
Dated: June 10, 2008

NEVORO PLATINUM INC.

By:	/s/ Talya Ziv-Av

Name:	Talya Ziv-Av
Title:	Corporate Secretary